UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-38409

Mogo Inc.
(formerly known as Mogo Finance Technology Inc.)

2100-401 West Georgia St.

Vancouver, British Columbia

V6B 5A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: July 19, 2019	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President & Chief Financial Officer

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Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1

Amended and Restated Revolving Credit and Guarantee Agreement dated July 16, 2019 among Mogo Inc., Mogo Finance Technology Inc., Mogo Financial Inc., Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc. and DB FSLF 50 LLC

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